Schedules to Response Biomedical Corp.
Securities Purchase Agreement dated as of March 30, 2006

SCHEDULE 3.1(a)
SUBSIDIARIES.

The Company has the following two subsidiaries:

Name	Jurisdiction of Incorporation, Continuance or	% Voting Shares Owned By Us	% Non-Voting Shares Owned By Us
Response Development Inc. (Inactive)	Province of British Columbia	100	N/A
Response Biomedical Inc. (Inactive but for processing payroll for US employees)	State of Washington	100	N/A

SCHEDULE 3.1(e)
NOTICES REQUIRED TO BE FILED TO COMPLETE TRANSACTION

None

SCHEDULE 3.1(g)
CAPITALIZATION TABLE; STOCKHOLDER AND VOTING AGREEMENTS

[a]	Common Shares

Authorized - Unlimited common shares without par value.

Issued and outstanding	Number	Amount
	#	$

Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Exercise of warrants	4,795,471	2,535,613
Exercise of stock options	1,359,813	640,637
Private placement, net of issue costs	7,661,667	3,637,470
Issued as a finders fee	100,000	—
Issued as agent work fee	—	(28,478)
Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:
Exercise of stock options	265,000	141,085
Financing fees	—	(9,419)
Balance, December 31, 2005	67,700,472	35,738,444
Issued for cash:
Debenture conversion	185,714	78,000
Exercise of stock options	170,950	66,815
Exercise of Warrants	15,470	7,735
Balance	68,072,606	35,890,994

The Company has agreed to pay Dr. Anthony Holler and Mr. Todd Patrick $40,000 each as consideration for joining the board of directors of the Company and assisting with the board reorganization. Dr. Holler and Mr. Patrick have agreed to accept this payment in the form of common shares of the Company, issued at a deemed price of $0.60 per share. Accordingly, the Company will issue an aggregate of 133,332 common shares of the Company to Dr. Holler and Mr. Patrick upon closing of the Financing.

[b]	Stock option plan

The following stock options are currently outstanding:

	Options outstanding			Options exercisable

Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise	shares	remaining	average	options currently	average
prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$

0.27 - 0.39	1,091,700	0.97	0.28	1,023,675	0.27
0.40 - 0.49	235,300	4.05	0.45	128,500	0.44
0.50 - 0.59	4,154800	2.70	0.52	2,677,563	0.51
0.60 - 0.69	389,300	2.80	0.64	280,375	0.63
0.72 - 0.79	1,646,100	2.51	0.73	1,450,152	0.73
0.80 - 0.89	1,348,400	2.90	0.81	1,176,775	0.81
0.90 - 1.27	64,850	1.66	1.05	64,850	1.05
	8,930,450	2.44	0.58	6,801,890	0.58

The options expire at various dates from May 1, 2006 to March 8, 2011.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$

Balance, December 31, 2003	6,110,350	0.49
Options granted	3,282,700	0.75
Options forfeited	(121,737)	0.73
Options expired	(270,000)	0.42
Options exercised	(1,359,813)	0.47
Balance, December 31, 2004	7,641,500	0.60
Options granted	4,055,150	0.57
Options forfeited	(562,750)	0.81
Options expired	(842,250)	0.72
Options exercised	(265,000)	0.53
Balance, December 31, 2005	10,026,650	0.57
Options granted	290,000	0.58
Options forfeited	(10,000)	0.90
Options cancelled	(175,000)	0.50
Options expired	(1,030,250)	0.53
Options exercised	(170,950)	0.32
Balance	8,930,450	0.58

The Company has 2,398,600 stock options available for issuance under the plan.

In addition to the table above, the grant of 817,500 options to remaining directors and officers has been approved by the TSX Venture Exchange as part of the transaction at an exercise price of $0.58, subject to approval by the Board of Directors following the Closing Date. These options replace an aggregate total of 817,500 options previously held by the directors and officers that expired on February 7 and February 12, 2006.

Upon the closing of the Financing, up to five new directors will be joining the Company’s board of directors. The Company has agreed to grant each of the new directors options to purchase 400,000 common shares of the Company at an exercise price of $0.58. This will be offset by the cancellation of 1,600,000 options currently held by five resigning directors.

[c]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow as at December 31, 2004. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow are available for release in 12 tranches over a period of six years, with tranches available for release upon the request of the escrow holders every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. No escrow shares have yet been requested to be released.

[d]	Common share purchase warrants

The following common share purchase warrants are outstanding:

Number of
common shares	Exercise price
issuable		Expiry date

1,875,000	1.15*	June 21, 2006
449,250	0.42	June 30, 2006
2,005,832	1.50	December 30, 2006
1,863,540	0.50	October 21, 2008
6,193,622	1.01

The Company is applying to the TSX Venture Exchange to have the 1,875,000 warrants issued pursuant to a June 21, 2004 financing re-priced to an exercise price of $0.90 per share. The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants.

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$

Balance, December 31, 2003	4,796,722	0.53
Warrants issued	6,335,917	1.19
Warrants expired	(1,251)	0.55
Warrants exercised	(4,795,471)	0.53
Balance, December 31, 2004	6,335,917	1.19
Warrants issued	2,328,260	0.48
Warrants expired	(2,455,085)	0.96
Balance, December 31, 2005	6,209,092	1.01
Warrants exercised	(15,470)	0.50
Balance	6,193,622	1.01

[d]    Convertible Debentures

On October 21, 2005, the Company issued secured convertible debentures in the aggregate face amount of $1,579,000 with a term of three-years. The debentures bear interest at 7% per annum payable quarterly. Each unit comprises a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of 2 years. The debenture conversion price is 42 cents per common share for the first two years, and 47 cents per common share in the third year. The company has the right to redeem the debentures for either cash or common shares if the price exceeds 200 per cent of the conversion price for 10 consecutive trading days.

In accordance with Section 3861 of the CICA Handbook, the entire proceeds of the debentures have been allocated to debt. The convertible debentures have been initially recorded calculated by discounting the gross debt amount by the estimated fair value of the share purchase warrants and debenture conversion option using the Black-Scholes pricing model. The discounted amount is being accreted to fair value over the term of the debenture as a non-cash charge to interest expense.

In addition, the Company paid finders’ fees totaling $14,000.

To date, debentures totaling $78,000 have been converted to common shares.

Up to $3 million of the $10 million financing will be conducted in Canada by Haywood Securities, Inc., pursuant to separate forms of agreements. The Company is also conducting a non-brokered private placement of up to $2 million of units, pursuant to separate forms of agreements, concurrently with the offering contemplated by the Agreement. The Purchasers acknowledge that the foregoing tables do not include any securities which may be issued pursuant to these financings.

The Purchasers also acknowledge that the foregoing tables do not include any securities which may be issued, or modifications to outstanding securities which may occur, in connection with the matters disclosed in Schedule 3.1(y) .

SCHEDULE 3.1(i)
MATERIAL EVENTS SINCE LAST FISCAL YEAR END

(i)

events, occurrences and developments disclosed (i) in the SEC Reports, the Canadian Disclosure Documents or the Company’s press releases, or (ii) in the Transaction Documents or in any schedule thereto, and

(ii)	None

(iii)	None

(iv)	None

(v)	certain of the Company’s directors and officers may participate in this financing or in the other financings disclosed in Schedule 3.1(g)

SCHEDULE 3.1(j)
LITIGATION

None

SCHEDULE 3.1(l)
DEFAULTS AND VIOLATIONS

None

SCHEDULE 3.1(n)
PROPERTY THE COMPANY DOES NOT HAVE TITLE TO

The following security interests have been perfected by the registration of the following financing statements against the Company in the British Columbia Personal Property Registry:

Secured Party	Date of Reg’n /	Brief Description of Collateral
Database Reg’n #

The University of British Columbia	May 17, 1996 / 6394762	Knowledge, know-how and techniques licensed to the Corporation re: quantitative immunochromatographic assays and determinations of platelet count

The Toronto Dominion Bank	January 8, 2003 / 815190A

All present and after acquired accounts, monies, deposits from time to time on deposit in the name of the Corporation or owed to the Corporation by the secured party or TD Mortgage Corporation or TD Pacific Mortgage Corporation, or Canada Trustco Mortgage Company or The Canada Trust Company or other subsidiary or affiliate of the secured party and in the Corporation’s rights in and to those accounts, monies, deposits and proceeds thereof

Xerox Canada Limited	June 19, 2003 / 113161B

All present and future office equipment and software supplied or financed from time to time by the secured party (whether by lease, conditional sale or otherwise) whether or not manufactured by the secured party or any affiliate thereof

CLI Leasing	November 18, 2003 / 388156B	Water purification system S/N: 1086 Oasis coffee brewer S/N: 0306047589 Oasis water cooler S/N: 1090

The Company entered into an agreement to lease 31,920 square feet of multi-use business space. Pursuant to the agreement, the sub-landlord transferred to the Company, an undivided half share of equipment, with an estimated value of $775,800, to be held in common at no additional charge to the Company. The Company has use of the equipment at no additional charge throughout the term of the sublease, and any extensions thereof; provided however, that sole and exclusive ownership to all the equipment will vest in either the sub-landlord or the Company upon the first occurrence of any triggering events as follows:

(a) sole and exclusive ownership over the equipment will automatically revert to the sub-landlord upon:

(i) the expiry of the sublease or any extension thereof; or
(ii) the Company’s default of any material term or condition of the sublease; or
(iii) the sub-landlord's termination of the sublease or the service agreement; or
(iv) the failure of the Company to remove any lien or encumbrance lodged against the lands and premises as a consequence of the Company’s activities under the sublease and/or the service agreement;

(b) subject to the head landlord's rights over leasehold improvements, sole and exclusive ownership over all equipment shall automatically vest in the Company upon:

(i) the sub-landlord's default of any material term of the head lease; or
(ii) the head landlord's termination of the head lease for reasons solely attributable to the sub-landlord's acts or omissions

SCHEDULE 3.1(o)
INTELLECTUAL PROPERTY RIGHTS WHICH ARE NOT ENFORCEABLE

None

SCHEDULE 3.1(r)
MATERIAL NON-COMPLIANCE WITH SARBANES-OXLEY

Note that, as a foreign private issuer that is not an accelerated filer, the Company is not yet subject to compliance with the requirements of Sarbanes-Oxley Act Section 404.

SCHEDULE 3.1(y)
ADDITIONAL DISCLOSURES

Response Biomedical Accepts Proposal to Undertake $10 Million Brokered Private
Placement
and Board Reorganization

Vancouver, British Columbia, March 16, 2006 –Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that it has accepted a proposal received from potential new investors. The proposal requires the Company to arrange a brokered private placement for aggregate gross proceeds of $10 million and to undertake a restructuring of its Board.

The private placement is to consist of 20,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $0.62 per share for a period of 24 months from the closing date of the private placement. The private placement will be brokered by both a US-based investment bank and a Canadian-based firm on a best efforts basis subject to regulatory approval. The Company will pay commissions in connection with the financing. The securities issued under the private placement will have a hold period under Canadian law of four months from the closing.

The proposal also provides that concurrent with and conditional upon the completion of this $10 million private placement, Dr. Anthony Holler, Mr. Todd Patrick, Mr. Ian Webb, and Mr. Richard Bear are to be appointed as directors of the Company and the five existing independent directors of the Company will resign. The current management will remain in place following the closing of the financing.

As a condition of the proposal, the Company also expects to close the non-brokered financing announced on December 14, 2005 of up to $2 million at the same time and on the same terms as the above brokered financing. Completion of these financings is subject to approval by the TSX Venture Exchange.

In addition, the Company has agreed to amend the exercise price of 1,875,000 warrants granted on June 21, 2004 and expiring June 21, 2006 from an exercise price of $1.15 per common share to $0.90 per common share to reflect the market price of the Company's common shares at the date of issue.

ABOUT RESPONSE BIOMEDICAL

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent

Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The securities described in this press release have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction in which such an offer or sale would be unlawful.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, including statements relating to the proposed financing, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Bill Radvak	Brian Korb
President & CEO	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel: (604) 456-6010	Tel: (212) 477-9007 ext. 23
Email: bradvak@responsebio.com	Email: bkorb@troutgroup.com

SCHEDULE 3.1(ee)
CONTACT INFORMATION FOR COMPANY’S ACCOUNTANTS

Ernst & Young LLP, Chartered Accountants
Pacific Centre, P.O. Box 10101
700 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C7

SCHEDULE 4.7
USE OF PROCEEDS FOR SATISFACTION OF COMPANY DEBT

The Company will use partial proceeds to repay the Company’s US$1 million line of credit with The Toronto-Dominion Bank which is currently fully utilized, guaranteed by a shareholder of the Company and which must be repaid by June 15, 2006.

In addition, the Company will use US$400,000 of the proceeds to pay an outstanding license fee to Roche Diagnostics GmbH.